SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 24 May 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

May 21, 2010

BP REITERATES OIL SPILL RESPONSE TRANSPARENCY

BP today reiterated its pledge to be open and transparent in its response to the oil spill in the Gulf of Mexico.

BP confirmed its continuing commitment to co-operate with the Department of Homeland Security (DHS) and the Environmental Protection Agency (EPA) in facilitating access by the US Government and the public to sampling/monitoring data on the Deepwater Horizon spill response. The commitment was made in a letter sent to Janet Napolitano, Secretary of Homeland Security and Lisa Jackson, administrator of the EPA.

"We are committed to providing the American people with the information they need to understand the environmental impact from the spill and the response steps that have been taken," said BP's chief executive Tony Hayward.

"We share with you a strong commitment to transparency.  BP is working hand-in-hand with federal, state and local governments to gather data on the seabed and in the water, and to incorporate those lessons so that we can continually improve the effectiveness of our response efforts," Hayward added.

BP has begun the process of collecting and uploading relevant data to its own website www.BP.com and has committed to work with the US Coast Guard and the EPA with respect to uploading of materials on a rolling basis onto this website.

BP's commitment was confirmed in response to a letter, dated 20 May, from the EPA and the DHS.

--- ENDS----

BP Press Office London: +44 20 7496 4076

BP Press office, US: +1 281 366 0265

Unified Command Joint Information Center:+1 985-902-5231

www.deepwaterhorizonresponse.com

www.bp.com/gulfofmexicoresponse

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 24 May 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary